Exhibit 99.1

Kevin Buehler Appointed President and CEO of Alcon; Cary Rayment to Continue as Chairman of the Board

HÜNENBERG, Switzerland – January 8, 2009 – Alcon, Inc. (NYSE:ACL) announced today that on April 1, 2009 Kevin Buehler will become president and chief executive officer of Alcon, Inc.  Cary Rayment will retire as president and chief executive officer effective March 31, 2009, but will continue to serve as a director and the (non-executive) chairman of the board.  Mr. Buehler will also be nominated as a board member, which shareholders will vote on at the Annual General Meeting on May 5, 2009.
“I am delighted and excited to have the opportunity to lead Alcon and our 15,000 employees into the future,” said Mr. Buehler. “Alcon is well-positioned as the leader in our industry and I will do all that I can to build on that sound foundation to allow Alcon to achieve sustained growth in the future.”
Mr. Buehler, 51, is currently senior vice president, global markets and chief marketing officer of Alcon Laboratories, Inc., a subsidiary of Alcon, Inc., the world’s largest eye care company. In this capacity, he is responsible for all aspects of the company's Surgical, Pharmaceutical and Consumer groups, and is integral in the development and execution of corporate strategy. During his 24-year tenure at Alcon, Mr. Buehler has developed extensive knowledge of Alcon’s global operations.
After joining Alcon in 1984 as a regional sales manager in the Consumer Products Division, Mr. Buehler moved up through this organization over the next several years where he held numerous sales and marketing positions. In 1996, Mr. Buehler was named director of Alcon’s Managed Care and Falcon Generic Pharmaceutical groups, where he gained significant experience with the pharmaceutical and surgical business areas and was promoted to vice president in 1998. The following year he returned to the U.S. Consumer Products Division as vice president and general manager. In January of 2002, Mr. Buehler moved to the International Division as vice president and regional manager, Latin America and Caribbean. He was later named area vice president, Latin America, Canada, Australia and Far East.
Mr. Buehler holds a Bachelor of Science degree from Carroll College in Waukesha, Wisconsin, with concentrations in Business Administration and Political Science. He graduated from the Harvard Program for Management Development in 1993.

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Mr. Rayment joined Alcon when it acquired Coopervison Surgical in 1989.  He has been integral to the company’s growth throughout his long career as a manager and executive of Alcon. Mr. Rayment has been president and chief executive officer of Alcon since October of 2004 and chairman since May, 2005.  During that time, he has led the company to solid gains in sales and earnings and expanded Alcon’s leadership of the eye care industry. With his extensive industry knowledge and experience across all divisions of Alcon, his continued service as chairman of the board will be supportive of this management transition and the continuation of Alcon’s growth strategies.
“I’ve had an exceptionally long and rewarding career at Alcon and it has been my honor and privilege to lead the company for the last four and a half years as president and CEO,” said Mr. Rayment.  “I have the utmost confidence in Kevin’s ability to successfully lead this organization, and I look forward to continue working with the board on the strategic opportunities of Alcon’s business.”

About Alcon
Alcon, Inc. is the world’s leading eye care company, with sales of $5.6 billion in 2007. Alcon, which has been dedicated to the ophthalmic industry for more than 50 years, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens solutions and other vision care products that treat diseases, disorders and other conditions of the eye.

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Caution Concerning Forward-Looking Statements. This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Any forward- looking statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

For information, contact:
Doug MacHatton
Vice President
 Investor Relations and Strategic Communications
 800-400-8599

www.alcon.com